Correspondence

250 WEST 55TH STREET NEW YORK, NY 10019-9601 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM
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Writer's Direct Contact +1 (212) 468.8179 apinedo@mofo.com

April 5, 2017

Via E-mail and EDGAR

Kimberly Browning
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Integrity Capital Income Fund, Inc. Schedule 14A Proxy Statement Submitted March 23, 2017 CIK No. 1598893

Dear Ms. Browning:

On behalf of our client, Integrity Capital Income Fund, Inc. (the "Company") we are herewith submitting the Company's responses to the comments conveyed by the Securities and Exchange Commission ("SEC") Staff to us on March 31, 2017 (the "Staff Comments").  Below, we identify in bold each Staff Comment.
General Information—Solicitation

1.	Please present in bold and capitalized type the following sentence: "The enclosed proxy is being solicited by the Board of Directors."

The Company respectfully acknowledges the Staff's comment and has revised its proxy statement to bold and capitalize the referenced sentence under the caption "General Information—Solicitation" on page 1.

Securities and Exchange Commission
April 5, 2017

General Information—Voting Rights and Votes Required

2.	Please indicate whether broker non-votes will be counted for purposes of establishing a quorum.

The Company respectfully acknowledges the Staff's comment and has revised its proxy statement under the caption "General Information—Voting Rights and Votes Required" on page 1 to indicate that broker non-votes will be counted for purposes of establishing a quorum.

Page 11: Proposal Two—Background

3.	Please indicate the Board of Director's determination that the Company's continuation as a BDC is not in the best interests of the Company's shareholders.

The Company respectfully acknowledges the Staff's comment and has revised its proxy statement under the caption "Proposal Two—Approval to Authorize the Board of Directors to Withdraw the Company's Election to be Regulated as a Business Development Company under the Investment Company Act of 1940, as Amended—Background" on page 11 to include disclosure that the Board of Directors has determined that the Company's continuation as a BDC is not in the best interests of its shareholders for the reasons discussed in the section entitled "—Reasons for Withdrawal of BDC Election" on pages 11–12.

Page 12: Proposal Two

4.	Please include additional disclosure relating to the type of REIT the Company will elect to become and the tax ramifications to the Company and its shareholders of such election.

The Company respectfully acknowledges the Staff's comment and has revised its proxy statement to add a new caption "REIT Election" on pages 12–13 consistent with the language presented in Exhibit A attached hereto.

*********

Securities and Exchange Commission
April 5, 2017

We appreciate the Staff's time and attention to our responses.  Should you have any additional questions or concerns, please call me at 212-468-8179.
Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc: Eric Davis

Exhibit A

REIT Election

As noted above, the Company intends to elect to be taxed as a REIT, provided that it has qualifying assets and income to permit such an election, for its fiscal year ending December 31, 2017.  If the Company qualifies as a REIT, it generally will not be subject to federal income tax on its taxable income that it distributes to its shareholders.  The benefit of this tax treatment is that it avoids the "double taxation," or taxation at both the corporate and shareholder levels, that generally results from owning stock in a corporation.  The Company also intends to terminate its registration under the Exchange Act concurrently with the withdrawal of the Company's BDC election.  As a result, the Company will no longer be required to file periodic reports on Form 10-K, Form 10-Q and Form 8-K, proxy statements and other reports required under the Exchange Act.  The Company does not otherwise anticipate changing its investment strategy or corporate structure as a result of the REIT election except as required to comply with the REIT-related tests described below.

As a REIT, the Company's portfolio will continue to consist of a diverse pool of real estate-related investments including senior secured, second lien and mezzanine loans that are collateralized by real estate and other real estate-related investments.  As of January 30, 2017, approximately 80% of the Company's investments already consisted of real estate-related investments.  The Company's investment strategy, as initially adopted by the Board of Directors at the Company's inception, will continue to focus on acquiring assets collateralized by real estate and is not expected to materially change.  The Board of Directors believes that the availability of attractive mortgage and real estate-related investment opportunities provides the Company and its shareholders with attractive risk-adjusted returns and does not anticipate making any material changes to the Company's portfolio as a result of the REIT election.

To qualify as a REIT, the Company must continually satisfy various tests regarding the sources of its income, the nature and diversification of its assets, the amounts the Company distributes to its shareholders and the ownership of its shares of beneficial interest.  Under the income tests, in order for the Company to qualify as a REIT, (i) at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year generally must be derived directly or indirectly from investments relating to real property or mortgages on real property or from certain types of temporary investments, and (ii) at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.   Under the asset tests, at the end of each calendar quarter, at least 75% of the value of the Company's total assets must consist of qualified REIT real estate assets, cash, cash equivalents and government securities. The remainder of the Company's investment in securities (other than government securities, taxable REIT subsidiary ("TRS") securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.  In addition, in general, no more than 5% of the value of the Company's total assets (other than government securities, TRS securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of the Company's total assets can be represented by securities of one or more TRSs.

As a REIT, the Company will generally be required to distribute to its shareholders at least 90% of its taxable income each year to continue to qualify as a REIT, and the Company must distribute all of its taxable income in order to avert any corporate income taxes on retained income.  In order to qualify for the tax benefits accorded to REITs, the Company intends to continue to pay monthly dividends and to make distributions to its shareholders in amounts such that the Company distributes all or substantially all of its taxable income each year, subject to certain adjustments.  As a result, the Company will need to rely upon the availability of additional debt or equity capital to fund investment activities.  The Company's long-term ability to grow will be limited if it cannot obtain additional financing.  Market conditions may make it difficult to obtain financing on favorable terms or at all.

Additionally, in order for the Company to qualify as a REIT under the Internal Revenue Code of 1986 (the "Code"), as amended, the Company's capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year.  Also, not more than 50% of the value of the outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

On March 20, 2017, the Board of Directors approved changing the Company's fiscal year from October 31 to December 31 in anticipation of qualifying as a REIT for the Company's fiscal year ending December 31, 2017.

Certain Risks Associated with REIT Election

There remain certain implementation and operational complexities to address before the Company can elect REIT status, such as disposing of or otherwise restructuring certain assets in order to satisfy the REIT tests described above.  Even if the Company were to be able to satisfy the existing REIT requirements or any future REIT requirements, the tax laws, regulations and interpretations governing REITs may change at any time in ways that could be disadvantageous to it.  The Company can provide no assurance when conversion to a REIT will be successful, if at all.  In addition, REIT qualification involves the application of highly technical and complex provisions of the Code to the Company's operations as well as various factual determinations concerning matters and circumstances not entirely within the Company's control.  Although, if it converts to a REIT, the Company plans to operate in a manner consistent with the REIT qualification rules, the Company cannot give assurance that it will so qualify or remain so qualified.  Further, under the Code, no more than 25% of the value of the assets of a REIT may be represented by securities of one or more TRSs and other non-qualifying assets.  This limitation may affect the Company's ability to make large investments in other non-REIT qualifying operations or assets.  As such, compliance with REIT tests may hinder the Company's ability to make certain attractive investments, including the purchase of significant non-qualifying assets and the material expansion of non-real estate activities.

Even if the Company elects REIT status, it cannot provide assurance that its shareholders will experience benefits attributable to the Company's qualification and taxation as a REIT, including its ability to reduce its corporate-level federal income tax through distributions to shareholders and to make regular distributions to its shareholders.  The realization of the anticipated benefits to shareholders will depend on numerous factors, many of which are outside the control of the Company.  In addition, future cash distributions to shareholders will depend on the Company's cash flows, as well as the impact of alternative, more attractive investments as compared to the payment of dividends.

If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax at regular corporate rates, and the Company may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it lost qualification.  Further, even to the extent that the Company qualifies as a REIT, the Company will be subject to tax at normal corporate rates on net income or capital gains not distributed to its shareholders, and the Company may be subject to other taxes, including payroll taxes, and state and local income, franchise, property, sales and other taxes.